
October 2, 2020

Steven L. Scheinthal
Vice President, General Counsel and Secretary
Landcadia Holdings III, Inc.
1510 West Loop South
Houston, Texas 77027

> **Re: Landcadia Holdings III, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 23, 2020**
> **File No. 333-248856**

Dear Mr. Scheinthal:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2020 letter.

Amendment No. 1 to Form S-1 filed on September 23, 2020

Financial Statements, page F-1

1. We note your response to comment 2 and continue to remain unclear as to why audited financial statements for the period ended August 24, 2020 are appropriate given your December 31 fiscal year end. Please revise your financial statements in an amended filing to include the appropriate interim financial statement period including comparative period information where required. Refer to Rule 8-03(a)(5) of Regulation S-X.

You may contact William Demarest at (202) 551-3432 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Joel Parker at (202) 551-3651 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joel Rubenstein